Perfekto MINDFOODNESS ®

Impact Strategy

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Louis Tran Van Lieu

Deliverables and Process

Agreed Deliverables

- **Impact Thesis**: page 6
- **Value Chain map**: page 7
- **Breakdown of key impact goals** : page 8, 9, 12
- **Materiality Map** : page 13
- **Organizational Theory of Change** : page 9 & 10

List of interviews, visits, and workshops

- Jan Heinrvita , Co-Founder & CEO – multiple exploratory calls
- Anahi Sosa, Co-Founder & COO – multiple exploratory calls
- Perfekto "*Cross Dock*" – 7am to 11am: visit to understand the operational process from stock and flux management to order fulfilment and delivery.
- Central de Abasto – 4am to 7am : visit with team in charge of purchasing food products
- Workshop in person with CDMX based team
- Workshop online with the rest of the team.

Impact Strategy

Perfekto's Impact

Vision

To disrupt the food retail market and shape sustainable food systems.

Mission statement

To reduce food waste and food loss by providing consumers with products that are fit for consumption but discarded by the food industry.

Impact Goals

Growing a community of conscious consumers, fostering sustainable purchasing habits.

Create new market opportunities for products that are fit for consumption but discarded by the food industry.

Maintain social and environmental exemplarity as a company.

Perfekto's Impact Through Its Value Chain

What

Creating new market opportunities for "imperfect" products	Maintaining social and environmental exemplarity	Fostering sustainable purchasing habits

How

Connecting producers to consumers Purchasing "second range" products from wholesaler	Maintaining high social standards for our employees	Growing an educated community of conscious consumers

Increasing positive impact

Production → Wholesale → Fulfillment center → Distribution → Consumption

Minimizing negative impact

Limiting environmental footprint of operations

Who

Producers

Intermediaries Wholesalers

Perfekto's employees

Sub-contractors

Consumers

Impact Thesis Articulation

Impact Goals (What)	Impact Thesis (How)	Stakeholders (Who)
Growing a community of conscious consumers fostering sustainable purchasing habits.	*If we create a large enough community of conscious consumers purchasing "imperfect" products, the mainstream food retail industry will adapt its standards, fostering a more sustainable food system.*	**Consumers**
Create new market opportunities for products that are fit for consumption but discarded by the food industry.	*If we create market opportunities for the sale of "imperfect products", then less food will be lost or wasted.*	**Producers**; **Intermediaries Wholesalers**
Maintain social and environmental exemplarity as a company.	*If we maintain social and environmental exemplarity as a company, we will lead by example and thrive as a community.*	**Perfekto's employees**; **Sub-contractors**

Perfekto's Theory of Change

Inputs

Perfekto offers weekly delivery of a package of "imperfect" foods

Assumptions

- Consumers are interested in purchasing second range products for household consumptions
- It is possible to purchase the second range products that consumer want

Output

"Imperfect" products are bought by customers

Assumptions

- Consumers use all of the products they bought and do not throw them away
- Producers don't harvest all of their products because of esthetics standards
- Not all of harvested products can be sold
- Even some of product sold for second range price end up wasted down the value chain

Outcome

Products that would otherwise be unharvested, lost, or wasted down the value chain are consumed at household level

Assumptions

- Enough consumer adopt purchasing habits like the ones promoted by Perfekto to influence the business model of mainstream players

Long-term Outcome

As the community of Perfekto's customers grow, mainstream food retailers will adapt to the change of consumer behavior and start selling imperfect products too

Assumptions

- The surplus value generated by this shift is redirected in part towards producers rather than distributors.

Impact

A more sustainable food system will arise, where less food is lost or wasted, and where producers are better compensated for their work



Perfekto
MINDFOODNESS
Impact
Shape a more sustainable food system
Lead by example
If we maintain social and environmental exemplarity as a company, we will lead by example and thrive as a community.
Grow the community
If we create a large enough community of conscious consumers, the mainstream food retail industry will adapt its standards
Sell "imperfect" products
If we create market opportunities for the sale of "imperfect products", then less food will be lost or wasted.
Consumers
Inputs
Perfekto offers weekly delivery of a package of "imperfect" foods
Food
Output
"Imperfect" products are bought and consumed by customers
Long-term Outcome
Mainstream food retailers will adapt to the change of consumer behavior and start buying imperfect products
Outcome
Products that would otherwise be unharvested, lost, or wasted down the value chain are consumed at household level
Traditional Retailers
Intermediaries Wholesalers
Producers

Annexes

Impact Goals Alignment with Sustainable Development Goals

	2 ZERO HUNGER	8 DECENT WORK AND ECONOMIC GROWTH	12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Growing a community of conscious consumers to foster more sustainable purchasing habits. **SDG 12.3** By 2030, halve per capita global food waste at the retail and consumer levels and reduce food losses along production and supply chains, including post-harvest losses.			◎
Creating market opportunities for the sale of imperfect products, to reduce food waste and food loss. **SDG 2.4** By 2030, ensure sustainable food production systems and implement resilient agricultural practices that increase productivity and production, that help maintain ecosystems, that strengthen capacity for adaptation to climate change, extreme weather, drought, flooding and other disasters and that progressively improve land and soil quality.	◎		◎
Maintain social and environmental exemplarity as a company. **SDG 8.4** Improve progressively, through 2030, global resource efficiency in consumption and production and endeavour to decouple economic growth from environmental degradation, in accordance with the 10-year framework of programs on sustainable consumption and production, with developed countries taking the lead.		◎	

Materiality Mapping


Impact priorities that may require financial compromises
Impact on Society and the Environment
Creating community of conscious consumers
Direct to producer model
Source from wholesalers
Reduced carbon footprint
High social standards
Impact on Business and your Shareholders
Business Objectives which may derail you on the path to impact

1. Creating a community of conscious consumers is the most important impact goal because it is directly correlated to your business growth, and the one true leverage of sustainable change in the food system.
2. Buying directly from producers is a faster way to achieve impact than sourcing from wholesaler
   - It allows you to trace direct impact on food loss
   - It benefits the producer directly
   - It provides a better margin to lever in your business
3. Reduced carbon footprint can be costly but is a strong impact commitment with external effect that customers are sensitive to.
4. Maintaining high social standard is an inward-looking commitment which however impacts highly the heart of your business and community: your employees.